September 1, 2009

VIA FEDERAL EXPRESS AND
EDGAR TRANSMISSION

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549-0303

Re:	WCA Waste Corporation (the “Company”)
File No. 0-50808
Form 10-K for Fiscal Year ended
December 31, 2008
Forms 10-Q for the periods ended
March 31, 2008 and June 30, 2008
Schedule 14-A filed on April 30, 2009

Dear Mr. Gordon:

We are in receipt of your letter dated August 21, 2009 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s filings on Form 10-K, Forms 10-Q and Schedule 14-A. We hereby set forth the following response to the comments contained in the Staff’s August 21, 2009 letter. In addition, as noted in the Company’s responses below the Company is sending a supplemental response letter to the Staff to respond to certain requests contained in the letter from the Staff. We have set forth below in bold and italics the comments made by the Staff. Following each comment is the Company’s response which is set forth in plain text.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Executive Overview, page 30

1.	We note that you are including various charges, such as impairment of goodwill and net loss on early disposition of notes receivable/payable, in your measure of EBITDA. Question 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 clearly states that EBITDA is defined as “earnings before interest, taxes, depreciation and amortization.” To the extent EBITDA is not computed as commonly defined, please revise the title you use in future filings so that it conveys this, and describe the title as adjusted. Please ensure you revise your title in your Forms 10-Q and Forms 8-K as well.

Company Response:

In response to the Staff’s comment, in its future filings the Company will revise the title it uses to refer to the measure the Company has referred to as EBITDA in its prior filings.

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

Liquidity and Capital Resources, page 40

2.	We note your discussion of the impact of the current business environment. We urge you to find ways to provide additional quantitative disclosures in future filings that conveys to investors the current and ongoing risks related to your revenues, earnings, and recoverability of your assets. We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. For example, you should attempt to quantify the expected impact on sales or earnings of the continued downturn in the economy, if possible. Please also expand your disclosures to further address the expected impact on your liquidity and capital resources. Refer to Items 303(a)(1) and (2) of Regulation S-K. Please show us in your supplemental response what the revisions will look like.

Company Response:

The Company takes note of the Staff’s comment that information regarding the risks of recoverability of its assets, to the extent it is material and useful to investors, would need to be disclosed in its future filings.

In response to the Staff’s comment regarding the quantification of the impact of the current business environment on the Company’s operations, the Company believes that it is unable to accurately quantify the expected impact of the current business environment or the potential impact of a further downturn in the economy on the Company’s sales, earnings liquidity or capital reserves. The Company operates in the solid waste management industry and in various local markets. While this industry and the various markets the Company serves have been affected by the economic slowdown, we cannot quantify what the precise impact the general decline in economic activity in the United States will have with respect to the Company’s industry or markets, much less its sales, liquidity or reserves. Many factors affect the Company’s business and not all of these factors correspond to economic cycles. While the Company can, as a general matter, note that a slowdown in construction activity has been a factor in its results over the past several quarters, it cannot quantify the impact of that factor, as opposed to a number of others. Nor can the Company predict whether construction activity will increase, decrease or remain steady in the markets it serves, whether other activities or events may affect the Company’s waste management activities, or whether other circumstances and events in the markets it serves will offset any decline in economic activity. For example, a hurricane or other natural disaster in a region in which the Company operates may positively or negatively affect the Company: the need for post-disaster recovery services could be offset by a decline in future business and consumer activity in the impacted area. Additionally, fuel prices affect the Company’s business and changes in fuel prices do not correspond to changes in overall economic activity. Therefore, while the Company is able to identify issues and general trends, it cannot isolate and quantify the impact of one factor.

3.	We note your credit facility agreement contains covenants that include the maintenance of specified financial ratios, among other restrictions. It also appears that your senior notes contain various covenants. For each class of debt, please ensure that you clearly disclose in future filings the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

Company Response:

In response to the Staff’s comment, the Company believes that it has disclosed the specific terms of the material covenants of both its credit agreement and the senior notes, but it will make additional disclosures with respect to specific ratios. The Company will provide its proposed disclosure in response to the Staff’s comment in its supplemental response letter to the Staff. The Company further notes that both the credit agreement (and various amendments thereto) and the Company’s senior notes and related indentures have been filed as exhibits to the Company’s filings and therefore the terms of each covenant are available to the Company’s investors. Additionally, to the extent the Company believes that it is reasonably likely that it will not be in compliance with any of the material debt covenants the Company will make appropriate disclosure in its filings.

Contractual Obligations, page 44

4.	Please provide a footnote to the table of contractual obligations in future filings to include a description of the following:

•	Payments terms, and notional amounts your interest rate swap(s), and

•	Balance and interest rate terms of your debt.

Because the table is aimed at increasing transparency of cash flow, we believe a reasonable estimate of these payments should also be included in the table. Please also disclose any assumptions you made to derive these amounts.

Company Response:

In response to the Staff’s comment, in its future filings the Company will include estimated interest payments on its long-term debt and estimated payments on its interest rate swap and will include the following footnotes with reference to “Estimated interest payments (3)” and “Estimated payments on interest rate swap (4)”:

(3)	Estimated interest payments on fixed-rate debt including our senior notes are computed by using the fixed rates of interest on the balances of the debt according to the principal repayment schedule. Estimated interest payments on debt with variable rates such as our credit facility are computed by using the applicable LIBOR rate plus interest margin and the balance of the debt as of the reporting date.

(4)	Estimated payments on interest rate swap are computed by using the notional amount of $150 million on the swap and the interest rate spread between 5.64% and three-month floating rate LIBOR as of the reporting date.

Critical Accounting Estimates and Assumptions, page 46

Goodwill, Intangible Assets and Other Long-Lived Assets page 47

5.	You have a significant amount of long-lived assets, goodwill and intangible assets, and you have recognized your accounting for these assets as a critical policy. In the interest of providing readers with a better insight into management’s judgments in accounting for these assets, please consider disclosing the following in future filings:

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

•	Disclose how you determine when goodwill, intangible assets and property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes;
•	How the assumptions and methodologies in the current year have changed since the prior year highlighting the impact of any changes,
•	Sufficient information to enable a reader to understand how you apply your discounted expected future cash flow model in estimating the fair value of your asset groups and why management selected this method as being the most meaningful in preparing your property, plant and equipment impairment analyses;
•	How you determine the appropriate discount rates to apply in your asset impairment analysis;
•	Please expand your discussion of the significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•	Cash flows
•	Growth rates
•	Discount rates
•	Use of a weighted average cost of capital or a cost of equity method
•	Risk applications
•	Control Premiums under the market valuation approach

For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Company Response:

The Company acknowledges the Staff’s comment and will include disclosures in its future filings to better explain the assumptions and methodologies utilized in accounting for its long-lived assets, goodwill and intangibles. The Company will provide its proposed disclosure in response to the Staff’s comment in its supplemental response letter to the Staff.

Segment Reporting, page 86

6.	Tell us why Florida is included in Region Il, when it is far closer to and enclosed by states in Region III, and not in the proximity of the other states in its region. You also describe your regions as major operating segments. Based on a description of your business operations, we assume that these are reportable segments and your operating segments are at a lower level. Explain to us your internal reporting system and how you aggregate your reporting units, operating segments and reportable segments pursuant to SFAS 131.

Company Response:

The Company includes Florida in Region II because the vice president/segment manager responsible for managing the Company’s Florida operations is also the Company employee responsible for managing the other states located in Region II, and therefore, Florida’s placement in Region II represents how the Company operates and manages its business.

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

SFAS 131 defines an operating segment as a component of an enterprise: a) that engages in business activities from which it may earn revenues and incur expenses, b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and c) for which discrete financial information is available. Geographical proximity is not a factor the Company uses in determining operating segments. The Company determines its operating regions/segments based on regional vice presidents/segment managers who are directly accountable to, and maintain regular contact with, the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for their region/segment. In addition, the Company presents the same set of segment information to its board of directors. Its operating segments and reportable segments are essentially the same. However, they may change in the future according to changes in the responsibility of the Company’s regional vice presidents/segment managers.

Item 12 – Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 92

7.	In future filings, please include the information required by Item 201(d) of Regulation S-K in this section or incorporate it by reference to your Definitive Proxy Statement for your Annual Meeting of Stockholders. It appears that this information was not included in your 2009 Definitive Proxy Statement.

Company Response:

The Company acknowledges the Staff’s comment and will include the information required by Item 201(d) of Regulation S-K in its future filings, either directly or by incorporating such information by reference to its Definitive Proxy Statement for its Annual Meeting of Stockholders. The Company has included stock option and other equity security compensation information in its Definitive Proxy Statement for its 2009 Annual Meeting of Stockholders; however, the Company recognizes that more detail of such information with respect to awards made under equity compensation plans that have been approved or not approved by security holders is required and such information will be included in its future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

8.	Please address the above comments in your interim filings as well, as applicable.

Company Response:

The Company acknowledges the Staff’s comment and will address the Staff’s comments in its interim filings, as applicable.

DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A
FILED ON APRIL 30, 2009

Compensation Discussion and Analysis, page 22

9.	In future filings, please expand your compensation discussion and analysis section to discuss what the compensation program is designed to reward and how each compensation element and your decisions regarding that element fit into your overall compensation objectives and affect decisions regarding other elements. See Item 402(b)(1)(ii) and (vi) of Regulation S-K.

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

Company Response:

In response to the Staff’s comment, in its future filings the Company will provide a more detailed discussion of how each of the elements of its compensation program fits into its overall compensation objectives and affect compensation-related decisions. Because the compensation arrangements with the Company’s four named executive officers are contractually-based, the compensation decisions that are made annually are largely determined by the terms of such pre-existing contractual arrangements. Nevertheless, the Company will disclose how such contractual arrangements fit within its overall compensation strategy in its future Definitive Proxy Statements and other filings that require disclosure in accordance with Item 402(b)(1)(ii) and (vi) of Regulation S-K.

Benchmarking, page 22

10.	We note your statements on page 23 that the “Compensation Committee relied upon the Peer Group information in establishing the base salary and other compensation components for the employment agreements that were entered into with each of the NEOs effective January 1, 2007” and that “the compensation components contained in those employment agreements remained in effect in 2008 and will continue in effect for 2009.” In future filings, please clearly state whether you engaged in benchmarking of total compensation, or any material element of compensation, and if so, identify the benchmark and disclose where actual payments fell within targeted parameters. To the extent actual compensation was outside the targeted range, please explain why. Additionally, please also clearly identify the peer group. It is unclear from your disclosure whether the peer group, as expanded in 2006, served as the peer group in 2008 for benchmarking purposes.

Company Response:

The Company used benchmarking information when the employment agreements with its named executive officers were originally entered into and since that time such information has been reviewed from time to time by the Compensation Committee. However, such benchmarking information has not been used in making subsequent annual compensation decisions because the compensation arrangements with the Company’s four named executive officers are contractually-based and are not determined on an annual basis. Of the three primary components of the Company’s compensation program, awards under its Management Incentive Compensation Plan are the only component that is determined annually and are based on annual performance criteria that are established by the Compensation Committee in consultation with the Company’s named executive officers. The performance criteria for awards under the Management Incentive Plan are tied to financial goals and other strategic objectives of the Company and are not based on peer group comparative factors.

Management Incentive Plan, page 24

11.	On page 25, we note that you established two performance measures for 2008 under the management incentive plan, targeted EBITDA and targeted capital investment goal for acquisitions. To the extent that you continue to grant awards based on the achievement of certain performance goals, please disclose in future filings the actual performance goals and payouts associated with meeting the performance goals, including the payouts associated with meeting the threshold, target, and maximum levels of each performance goal. Please also disclose the actual results achieved by the Company and how you evaluated the results to reach the actual payout.

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

Company Response:

In its Definitive Proxy Statement that was filed on April 30, 2009 in connection with its 2009 Annual Meeting of Stockholders, the Company included the following narrative information with respect to 2008 awards made under its Management Incentive Plan:

“For 2008, 92.6% of the EBITDA target was met and each of the NEOs received the awards under the MIP equal to 62.5% of their base salary for Messrs. Fatjo, Jr. and Kruszka and 56.25% for Messrs. Casalinova and Fatjo, III, with one-half of the award being paid in cash and one-half being paid in restricted shares of our Common Stock. The acquisition capital investment target was not met in 2008 and, therefore, none of the NEOs received any awards with respect to that performance component of the MIP.”

In response to the Staff’s comment, in its future filings the Company will provide additional information consistent with the foregoing Staff comment to the extent that achievement of established performance goals are used in determining awards under the Management Incentive Plan or any other compensation plan or program.

Summary Compensation Table, page 28

12.	In future filings, please refer to the financial statements contained in your most recent Form 10-K when cross-referencing to a discussion of relevant assumptions made in the valuation of these awards. See Compliance and Disclosure Interpretations — Regulation S-K (Interpretation 119.15), available in the Corporation Finance section of our website.

Company Response:

In its future filings, the Company will refer to the financial statements contained in its most recent Form 10-K when cross-referencing to a discussion of assumptions made in the valuation of awards set forth in its Summary Compensation Table.

* * * * *

The Company respectfully submits that the foregoing responses are appropriately responsive to the comments of the Staff.

On behalf of the Company, we hereby confirm that the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jeffrey Gordon
Division of Corporate Finance
Securities and Exchange Commission
September 1, 2009

Please do not hesitate to contact the undersigned at (713) 292-2400 should you have any questions regarding this response.

Very truly yours,

/s/ Charles A. Casalinova

Charles A. Casalinova

cc:	John Hartz [Staff] Joe Scarano, WCA Waste Corporation Mike Roy, WCA Waste Corporation Jeff Dodd, Andrews Kurth LLP